UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45254P508

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254P508

1.	Names of Reporting Persons Todd M. Pickup, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 300,000 (1)
	6.	Shared Voting Power 400,000 (2)
	7.	Sole Dispositive Power 300,000 (1)
	8.	Shared Dispositive Power 400,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (4)
12.	Type of Reporting Person IN

(1)	Consists of: (i) 50,000 shares owned directly by Mr. Pickup; (ii) 200,000 shares owned directly by Pickup Grandchildren’s Trust; and (iii) 50,000 shares owned directly by Pickup Living Trust, over all of which shares Mr. Pickup exercises sole investment and voting power.
(2)	Consists of: (i) 300,000 shares owned directly by Vintage Trust II; and (ii) 100,000 shares owned directly by Plus Four Equity Partners, L.P., over all of which shares Mr. Pickup shares investment and voting power.
(3)	Consists of the sum of all shares referenced in footnotes (1) and (2) above.
(4)	The percentages used herein and in the rest of this Schedule 13G are calculated based upon 8,661,165 shares of the Company’s Common Stock outstanding as of March 6, 2013, as reported in the Company’s annual report on Form 10-K filed on March 12, 2013.

Item 1.

(a) Name of Issuer:

The name of the issuer is Impac Mortgage Holdings, Inc. (the “Company”).

(b) Address of issuer’s principal executive offices:

The Company’s principal executive offices are located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed by Todd M. Pickup with respect to the Common Stock, par value $0.01 per share, of the Company.

(b) Address or principal business office or, if none, residence:

The address of the principal business office of Todd M. Pickup is 2532 Dupont Drive, Irvine, California 92612.

(c) Citizenship:

Todd M. Pickup is a U.S. citizen.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP No.:

45254P508

Item 3.

Not Applicable.

Item 4.	Ownership.

Todd M. Pickup

(a) Amount beneficially owned: 700,000

(b) Percent of class: 8.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 300,000

(ii) Shared power to vote or to direct the vote: 400,000

(iii) Sole power to dispose or to direct the disposition of: 300,000

(iv) Shared power to dispose or to direct the disposition of: 400,000

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2013

/s/ Todd M. Pickup
TODD M. PICKUP